AXIS Capital Holdings Limited
P.O. Box HM 1254
Hamilton, HM FX
Bermuda

January 27, 2016

VIA EDGAR
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Letter Dated December 30, 2015
AXIS Capital Holdings Limited
Form 10-K for Fiscal Year Ended December 31, 2014
File No. 001-31721

Dear Ms. Blye:

We are responding to the comment letter, dated December 30, 2015, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning AXIS Capital Holdings Limited's (the "Company", "AXIS”, “we" or "our") Form 10-K for the fiscal year ended December 31, 2014.

Set forth below are the Company's responses to the comments raised by the Staff. For the convenience of the Staff, we have repeated the Commission's comments (displayed in italics) immediately prior to our responses.

General

1.
You state on page 6 of the 10-K that Aon accounted for 32% of your 2014 gross reinsurance premiums. In a publicly available letter to the Commission dated July 15, 2014, Aon identifies transactions between Aon entities and parties domiciled in Sudan and Syria, and provides 2014 net premium figures related to Sudan and Syria. Additionally, a Business Travel Accident Questionnaire on your website appears to indicate that you offer war risk coverage in Sudan.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

AXIS policy prohibits direct or indirect transactions with the governments of Sudan and Syria, Sudanese and Syrian companies and residents, and persons/entities that have been identified by the U.S. Office of Foreign Assets Control as Specially Designated Nationals under those country programs. AXIS has conducted a review of its records for the period January 1, 2012 through December 31, 2015 and hereby confirms that the Company has not identified any direct contacts with the governments of Sudan or Syria or any individuals or entities targeted by U.S. sanctions applicable to Sudan or Syria. Specifically, the Company, its subsidiaries and branches do not have any offices or other assets, physical presence, operations, employees or agents in Sudan or Syria. The Company has not provided any services, products, information or technology to the government of Sudan or Syria, or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria. The Company has not entered into any agreements, commercial arrangements or other contracts with the governments of Sudan or Syria, or entities they control or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria. The Company has not made, and does not plan to make, any investments directly, or to its knowledge, indirectly, in the governments, or entities controlled by the governments of Sudan or Syria or an entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria.

As a multinational organization, the Company through its operating subsidiaries and branches provides insurance and reinsurance products and services to third party businesses and individuals around the world, some of which are arranged through insurance brokers, such as Aon. However, to the extent that the global activities of these third parties could be considered to be indirect contacts with Sudan or Syria, the Company’s internal policies, processes and controls are designed to limit the risk of noncompliance with U.S. economic sanctions and export controls. Additionally, when applicable, the Company’s policies and treaties include a sanctions exclusion clause that specifically excludes coverage and claims for such risks. Further, if the Company determines that a particular transaction involves a sanctioned country or prohibited party, as defined by U.S. economic and trade sanction regulations, the Company has processes and procedures in place to comply with the remedial measures required by applicable law including but not limited to, appropriate notifications to the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”).

With reference to the Accident and Health Business Travel Accident Questionnaire on the Company’s website and noted in your letter, we note that the questionnaire is merely a mechanism to identify potential risks and coverage to be excluded. The fact that Sudan is mentioned does not, in any way, indicate that the Company will write, or has written business there. Further, the sanctions exclusion language contained in our policies, as described above, precludes providing coverage or paying claims to Sudan.

General

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

As noted in the response to Comment 1, the Company does not have and has not held any assets, conducted operations in, or had any other direct contact with the governments of Sudan or Syria, or entities they control or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria. While a quantitative analysis of all potential third party exposure in the Company's insurance portfolio for coverage offered to third parties through the issuance of insurance and reinsurance contracts in any given geographic region is not possible due to the fact that the coverages are not static and depend on the business being conducted by the insureds, the Company believes the exposure is de minimis and qualitatively the Company's compliance policies and controls are designed to minimize the risk of noncompliance with applicable rules and regulations and reputational risks to the Company and its shareholders.

The Company believes that on either a quantitative or a qualitative basis, the exposure to third party indirect contact with Sudan or Syria is not a material investment risk for the Company’s security holders. Given the Company's compliance with the U.S. sanctions laws and regulations and the de minimis nature of any possible indirect contact with Sudan or Syria, we believe that any such contracts would not be deemed important to a reasonable investor (including any state or municipal governments, universities or other investors) in making an investment decision about the Company and would not have an impact on the Company’s reputation or share value.

In addition, the Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

3.	The Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to these comments or require additional information, please contact me at (441) 405-2604.

Sincerely,

/s/ Joseph C. Henry
Joseph Henry
Executive Vice President and Chief Financial Officer

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